Exhibit 99.1

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF REGULATION 2014/596/EU WHICH IS PART OF DOMESTIC UK LAW PURSUANT TO THE MARKET ABUSE (AMENDMENT) (EU EXIT) REGULATIONS (SI 2019/310) (“UK MAR”). UPON THE PUBLICATION OF THIS ANNOUNCEMENT, THIS INSIDE INFORMATION (AS DEFINED IN UK MAR) IS NOW CONSIDERED TO BE IN THE PUBLIC DOMAIN.

Share Capital Consolidation and Commencement of trading in the New Tiziana Shares on NASDAQ

London/New York, 21 October 2021 - Tiziana Life Sciences plc (Nasdaq: TLSA / LSE: TILS) (“Old Tiziana”) a biotechnology company focused on innovative therapeutics for oncology, inflammation, and infectious diseases announced on 20 August 2021 that it had formally commenced its strategic plan to change its corporate structure by establishing Tiziana Life Sciences Ltd (“New Tiziana”), a Bermuda-incorporated company, as the ultimate parent company of the Tiziana Group. The reorganisation was achieved by a scheme of arrangement under Part 26 of the Companies Act 2006 (the “Scheme”).

A Scheme Document setting out full details of the Scheme (the “Scheme Document”) was mailed to the shareholders of Old Tiziana on 3 September 2021. The Scheme Document can be found at http://www.tizianalifesciences.com/about-us/.

Capitalised terms defined in the Scheme Document shall, unless the context provides otherwise, have the same meanings in this announcement.

Share Capital Consolidation

The Share Capital Consolidation was implemented immediately after the Scheme became effective on 20 October 2021. The ratio of the Share Capital Consolidation was two-for-one. Whilst the Share Capital Consolidation reduced the number of issued shares of New Tiziana, shareholders now own the same proportion of New Tiziana as they did of Old Tiziana immediately before the Scheme became effective, subject to fractional interests. Fractional entitlements which arose as a result of the Share Capital Consolidation will be aggregated by New Tiziana’s transfer agent, Computershare, and sold as soon as practicable at the prevailing prices on the open market and the net proceeds of sale distributed pro rata to the Old Tiziana Shareholders entitled to them.

Following the implementation of the Scheme and subsequent Share Capital Consolidation by New Tiziana, persons registered as holding Old Tiziana ADSs at the effective date set by the Depositary will be entitled to receive one New Tiziana Share for every one Old Tiziana ADS (representing two underlying Old Tiziana Shares).

Commencement of Trading on NASDAQ

Following the implementation of the Share Capital Consolidation by New Tiziana, it is expected that the New Tiziana Shares will be listed on NASDAQ with effect from the opening of business in New York today.

For the purposes of UK MAR, the person responsible for arranging for the release of this announcement on behalf of Tiziana is Dr Kunwar Shailubhai, Chief Executive Officer.

For further information please contact:

Keeren Shah, Finance Director: +44 (0) 207 495 2379 or

email: info@tizianalifesciences.com

United States:

Investors:

Dave Gentry, CEO

RedChip Companies Inc.

1-800-RED-CHIP (733-2447)

or

407-491-4498

dave@redchip.com

About Tiziana Life Sciences

Tiziana Life Sciences plc is a dual listed (NASDAQ: TLSA & UK LSE: TILS) biotechnology company that focuses on the discovery and development of novel molecules to treat human diseases in oncology, inflammation and infectious diseases. In addition to Milciclib, the Company will be shortly initiating Phase 2 studies with orally administered Foralumab for Crohn’s Disease and nasally administered Foralumab for progressive multiple sclerosis. Foralumab is the only fully human anti-CD3 monoclonal antibody (“mAb”) in clinical development in the world. This Phase 2 compound has potential application in a wide range of autoimmune and inflammatory diseases, such as Crohn’s Disease, multiple sclerosis, type-1 diabetes (“T1D”), inflammatory bowel disease (“IBD”), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The Company is accelerating development of anti-Interleukin 6 receptor (“IL6R”) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of COVID-19 patients.

Forward looking statements

This announcement may contain certain forward-looking statements. These forward-looking statements include all matters that are not historical facts. These forward-looking statements involve risks and uncertainties that could cause the actual results of operations, financial condition, prospects and the development of the sector in which Old Tiziana operates to differ materially from the impression created by these forward-looking statements. Old Tiziana does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Do not place undue reliance on forward-looking statements, which speak only as of the date of this announcement.